SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 21, 2004, announcing 2004 second quarter results/first half revenues and earnings.

PR No. C1487H

STMicroelectronics Reports 2004 Second Quarter/First Half Revenues and Earnings

·	Second quarter revenues increased 7.0% sequentially to $2,172 million; up 27.6% year-over-year
·	Gross margin reached 37.4% for the second quarter, up from 35.4% in the prior quarter and 35.7% in last year’s second quarter
·	Second quarter net income increased to $148 million, up 91.7% sequentially and 85.7% year-over-year

Geneva, July 21, 2004 - STMicroelectronics (NYSE: STM) reported financial results for the second quarter and first half ended June 26, 2004.

Second Quarter 2004 Financial Results

Net revenues for the second quarter were $2,172 million, up 7.0% sequentially from the $2,029 million reported in the prior quarter, and 27.6% above the $1,702 million of last year’s second quarter. Revenues from Application Specific Products were $1,126 million, or 51.8% of 2004 second quarter net revenues. Differentiated product revenues were $1,400 million, or 64.4% of net revenues for the period.

Gross profit was $812 million, up 13.2% sequentially from the prior quarter’s $718 million, and 33.8% above last year’s second quarter gross profit of $607 million. Gross margin was 37.4%, a 200 basis point improvement over the prior quarter’s 35.4%. Gross margin was 35.7% in last year’s second quarter.

Pasquale Pistorio, President and Chief Executive Officer, commented, “We are very pleased by ST’s ability to significantly raise profitability levels in the second quarter by posting a 13.2% sequential increase in gross profit on a 7.0% sequential revenue gain. Second quarter revenues of $2.17 billion were within our guidance range and could have been higher, had it not been for some order push-outs in the computer peripherals market and short term testing bottlenecks affecting our ability to ship certain products. Gross margin of 37.4% exceeded our initial expectations as a result of higher utilization rates and other manufacturing efficiencies.”

Operating income was $179 million in the 2004 second quarter, more than double the $80 million reported in the prior quarter and 47.5% above the $121 million reported for the 2003 second quarter.

Net income equaled $148 million in the 2004 second quarter, a 91.7% increase over the $77 million reported in the 2004 first quarter and 85.7% above the $80 million earned in the 2003 second quarter. Earnings per diluted share were $0.16 for the 2004 second quarter, compared to $0.08 in the 2004 first quarter and $0.09 in the 2003 second quarter.

Mr. Pistorio noted, “ST’s significant operating leverage in the period was primarily driven by the 200 basis point sequential increase in gross margin. Additionally, R&D and SG&A expenses moderated as a percentage of net revenues.”

In the 2004 second quarter, research and development expenses were $384 million, 5.9% above the $363 million expended in the prior quarter, and 28.9% above the $298 million reported in the comparable year-ago period. R&D costs represented 17.7% of net revenues in the 2004 second quarter compared to 17.9% of net revenues in the prior quarter, and 17.5% of net revenues in the year-ago quarter.

Selling, general, and administrative expenses were $239 million for the 2004 second quarter, 4.0% above the prior quarter’s $230 million, and 25.1% above the $191 million incurred in the comparable year-ago period. As a percentage of net revenues, SG&A expenses decreased to 11.0%, from 11.3% in the prior quarter, and 11.2% in last year’s second quarter.

For ST, the average exchange rate of the Euro versus the U.S. dollar in the 2004 second quarter was approximately $1.20 to €1, compared to $1.26 to €1 in the first quarter of 2004 and $1.13 to €1 in last year’s second quarter.

Summarizing, Mr. Pistorio said, “ST’s second quarter sequential reve nue growth was broad-based with four out of our five targeted market segments showing quarter-over-quarter improvement. As anticipated, the Automotive, Consumer, and Industrial markets were the strongest contributors. Telecom, including wireless and networking ASICs, was up over 2004 first quarter levels, but softness in hard disk drive applications caused Computer to post a moderate sequential decline. Flash memory product sales increased 9.7% sequentially to $304 million.”

“Effective resource allocation and cost control enabled ST to report substantial sequential increases in operating income and net income for the period, while continuing to invest in technology, product development, and worldwide marketing programs,” Mr. Pistorio said.

Balance Sheet Highlights at June 26, 2004

At June 26, 2004, ST had cash, cash equivalents, and marketable securities of $2.69 billion. Total debt was $2.76 billion; shareholders’ equity was $8.04 billion.

Net cash from operating activities equaled $1,061 million for the first half compared to $776 million in last year’s first half. Capital expenditures were $587 million in the 2004 second quarter and $908 million for the first half. Net operating cash flow (*) was $119 million for the 2004 first half.

Additional Second Quarter 2004 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category, targeted market, and geographical region.

Second Quarter 2004 Net Revenues and Operating Income by Product Group:

Group	Revenue (Million US$)	% of Net Revenue	Operating Income Q2 2004
			(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$842	38.8%	$109
Discrete and Standard ICs (DSG)	419	19.3%	92
Memory Products (MPG)	509	23.4%	39
Consumer and Microcontroller (CMG)	386	17.7%	22
Other(1)(2)	16	0.8%	(83)
TOTAL	$2,172	100%	$179

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.
(2)	Operating income of “Other” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

Revenues of all key product groups were above the prior quarter and the comparable year-ago period. On a sequential basis, DSG and MPG posted double-digit revenue growth of 17.5% and 12.8%, respectively. CMG increased 5.7% and TPA was up 0.2%. Operating profits were reported by all major product groups with solid sequential improvement achieved by MPG, DSG, and CMG.

(*) Net operating cash flow is defined as net cash from operating activities ($1,061 million) minus net cash used in investing activities ($1,972 million) excluding payments for purchases of and proceeds from the sale of marketable securities ($1,030 million)

Q2 2004 Revenue Breakdown by Product Category

	Revenue (Million US$)	% of Net Revenue
Differentiated Products	$1,400	64.4%
Standard & Commodities	108	5.0%
Micro & Memories	341	15.7%
Discretes	323	14.9%

All product categories recorded sequential and year -over-year revenue growth. On a sequential basis, Discretes and Micros & Memories increased 19.0% and 18.1%, respectively. Standard and Commodities were up 11.7%, and Differentiated Products increased 2.0% over the prior quarter.

Q2 2004 Revenue Breakdown by Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the second quarter of 2004.

% of Net Revenue
Automotive	15%
Consumer	21%
Computer	16%
Telecom	31%
Industrial & Other	17%

Automotive and Consumer were each up approximately 10% on a sequential basis, and revenues from Industrial increased by more than 15%. Telecom reported low to mid single-digit growth, and Computer declined by a few percentage points from the prior quarter. Strong year-over-year growth was achieved across all targeted market segments.

Q2 2004 Geographic Revenue Breakdown

By Customers’ Region of Origin
	Revenue (Million US$)	% of Net Revenue
Europe	$998	45.9%
North America	567	26.1%
Asia/Pac	395	18.2%
Japan	134	6.2%
Emerging Markets	78	3.6%

By Location of Order Shipment
	Revenue (Million US$)	% of Net Revenue
Europe	$587	27.0%
North America	318	14.6%
Asia/Pac	923	42.5%
Japan	101	4.7%
Emerging Markets	243	11.2%

First Half 2004 Results

Net revenues for the first half were $4,201 million, an increase of 26.5% over the 2003 first half. Gross profit was $1,530 million, or 36.4% of net revenues, compared to $1,174 million or 35.3% of net revenues for the 2003 first half. Operating income was $259 million, compared to $245 million in last year’s first half. Net income was $225 million, or $0.24 per diluted share, compared to net income of $159 million, or $0.18 per diluted share in last year’s first half.

Research and development expenses were $747 million, compared to $581 million in the 2003 first half. Selling, general, and administrative expenses were $469 million compared to $366 million in the 2003 first half.

In the 2004 first half, the average exchange rate of the Euro versus the U.S. dollar was approximately $1.23 to €1, compared to $1.10 to €1 in last year’s first half.

Update on the Manufacturing Restructuring Plan

On October 22, 2003, ST defined a manufacturing restructuring plan that was to be substantially completed within 18 months. Customer service requirements during the recent period of tight capacity have caused the plan’s substantial completion date to be pushed back. To date, the Company has incurred approximately $250 million of the $350 million in pre-tax charges associated with this restructuring plan and related manufacturing initiatives. It is expected that an additional $20 million to $30 million in pre-tax charges will be incurred in the second half of 2004, with the remainder taken in 2005.

In the second half of 2004, ST will realize the first meaningful cost savings of this plan, which should amount to approxima tely $25 million for the period. In 2005, these savings should accelerate to about $80 million, with the full projected $120 million in annualized after-tax cost savings being realized in 2006.

Outlook

Looking ahead, Mr. Pistorio commented, “Based upon current visibility, we expect 2004 to continue to be a year of progressive growth in revenues and profitability for ST.”

“For the third quarter,” Mr. Pistorio said, “we anticipate that revenues will increase by 2% to 8% on a sequential basis, which equate s to a year-over-year increase of between 23% and 30%. This growth is expected to be driven by a broad range of key applications including: wireless, networking, data storage, and most of the digital consumer and automotive applications that we serve. Addi tionally, sales of Flash memory products should continue to grow at a rate that exceeds the Company average.”

“Third quarter guidance is based on an average Euro to U.S. dollar exchange rate of $1.23 to €1, or about 2.5% above that of the 2004 second quarter. The third quarter gross margin benefit from ST’s expected sequential revenue growth is likely to be offset by the negative currency impact and the cost of technical problems which occurred at the end of the second quarter. Although these technical pro blems have been resolved, their effect and that of the currency fluctuation are expected to penalize third quarter gross margin by approximately 100 basis points. Given these factors, and assuming a modest sequential decline in prices, we anticipate that third quarter gross margin will approximate 37.5%, plus or minus 50 basis points,” Mr. Pistorio noted.

“Assuming a currency scenario similar to what we have used for the 2004 third quarter, currently available backlog data, together with our expectations for a more favorable product mix, and the resumption of manufacturing efficiencies, particularly associated with the migration to finer geometries, confirm ST’s roadmap to reach gross margin of at least 40% in the fourth quarter of this year,” Mr. Pistorio said.

“Additionally,” he concluded, “ST should be competitively well-positioned to fully optimize specific market opportunities in 2005, when we will have a significantly enhanced product portfolio addressing high growth applications and an expanded customer base, plus the benefit of an improved cost structure.”

Recent Corporate Developments

On April 23, 2004, STMicroelectronics announced that all of the proposed resolutions were approved at its Annual General Shareholders' Meeting held in Amsterdam, including the distribution of the cash dividend of $0.12 per share, representing a 50% increase over last year's dividend that was paid on May 24, 2004. Among the other resolutions, the Annual General Shareholders' Meeting endorsed the corporate governance charter proposed by the Supervisory Board. Furthermore, after the Annual General Shareholders' Meeting, the Supervisory Board, chaired by Bruno Steve, convened and agreed to the appointment of Gérald Arbola as Vice Chairman of the Supervisory Board.

From May 19, 2004 through May 27, 2004, ST repurchased a total of $306,851,000 nominal value of its Zero Coupon Senior Convertible Bonds due 2010 ("2010 Bonds"), representing 14.30% of the total amount originally issued, for a total amount of $244 million. Since March 2003, ST had repurchased 92.28% of the total amount originally issued of its 2010 Bonds.

On July 9, 2004, ST redeemed all of its remaining outstanding Zero Coupon Senior Convertible Bonds due 2010 (the "2010 Bonds") for a cash amount of $131 million.

Products, Technology and Design Wins

·	ST and Nokia completed a jointly developed comprehensive specification for camera modules, aimed at standardizing this increasingly important component in mobile devices. The specification, called Standard Mobile Imaging Architecture, or SMIA, will cover all aspects of the modules, including their electrical, mechanical, and functional interfaces, and also address other areas such as characterization, optical performance, and reliability. To accelerate its adoption, Nokia and ST are making the specification available free of charge to the mobile-imaging industry.

·	ST and TI announced sampling of the industry’s first standard cdma2000® 1xEV-DV solution. The 1xEV-DV standard provides users with broadband capabilities via their cell phones, PDAs, and other mobile devices.

·	ST won a GSM/GPRS platform design in China. The multi-million unit win is ST’s first GPRS design win in China and highlights ST’s cost effectiveness and the completeness of its hardware and software offering for this market. Deliveries will begin in Q4 2004.

·	ST announced availability of its next-generation multi-mode wireless LAN chipset enabling a wide range of low-cost IEEE802.11a/b/g systems, including wireless ADSL gateways, broadband routers, access points, media servers, bridges, and print servers, as well as personal computing equipment and other wireless modules.

·	ST began sampling a single-chip product for handheld-terminal applications that adds full Bluetooth v1.2 function and capability with superior radio performance and very low power consumption. The device has been certified for Bluetooth qualification.

·	ST announced the availability of an advanced ADSL2+ chipset for Customer Premises Equipment (CPE) and sampling of the world’s first ADSL2+ chipset for Central Office (CO) equipment. The two chipsets together create the first end-to-end solution that delivers tested bandwidth above 24-Mbps downstream while supporting all standards and all annexes, making it a universal solution that can support the demand for triple-play functionality – data, voice, and video. ST’s CPE chipsets are currently being shipped to over 20 customers worldwide. ST has also collected major design wins for the CO chipset.

·	Together with Microsoft, ST is developing a series of ICs for consumer electronics manufacturers. These components will extend the reach of high-quality, secure, Windows Media® 9 Series content, in both standard and high definition, to devices such as set-top boxes (STBs) and DVD players.

·	ST introduced a complete hardware and software set-top-box reference design targeting the expanding market for digital TV services requiring the DVB-MHP (Digital Video Broadcast –Multimedia Home Platform) middleware. ST also announced that it has developed and will make available to broadcast equipment manufacturers, a modulator design that is compliant with the new DVB-S2 specification for satellite broadcasts.

·	ST introduced a high-performance secure MPEG-2 decoder for set-top boxes in all low-cost cable, satellite, and terrestrial TV markets. The new device will allow consumers to add peripherals, such as a hard-disk drive, to gain Digital Video Recorder (DVR) capabilities on a low-cost set-top box.

·	In the printer arena, ST was awarded a major contract for the next generation digital ASIC for 2006 mid-range platforms. ST will cover platforms from low- to middle/high-end multifunction products. A linear piezo head driver contract was also awarded to ST for a new high-volume printer platform.

·	ST announced a new read-write channel technology for hard-disk drives that achieves speeds up to 1.4-Gbit/s and power dissipation below 1.5W in Read mode at maximum speed. The new read/write channel can be fabricated in 130nm CMOS technology and offers an improved signal-to-noise ratio for next-generation hard-disk drives that will support capacities in excess of 120-Gbyte/platter and rotation speeds up to 10,000rpm.

·	ST was selected as a provider of tuner integrated circuits for analog and digital car radios by a major manufacturer. ST is further strengthening its market share in analog and digital tuners for car radios with new design-wins in Europe and US.

·	A new single-chip GPS product with embedded RF and CAN interface was introduced by ST and is attracting very strong worldwide interest, especially in Japan.

·	ST started to sample 256-Mbit, 2-bit/cell, 130-nm NOR Flash memory, in both stand-alone and stacked configuration with 64-Mbit PSRAM, to key customers in the wireless arena. In addition, ST has working silicon for its new 1-Gbit 90-nm NAND products, which will be sampled to key customers within the next few weeks.

·	ST became the first silicon manufacturer to be certified by MasterCard’s CQM (Card Quality Management) scheme as an approved supplier of secure microcontrollers for its chip-based debit and credit cards.

·	ST introduced a range of 16-bit/32-bit microcontrollers based on the ARM7™ Thumb® core family from ARM. The products target industrial control applications, as well as mass-market telecom applications.

·	ST announced significant progress in the development of a new type of electronic memory called Phase-Change Memory in two papers presented at the 2004 Symposia on VLSI Technology and Circuits. The new technology is inherently more scalable than Flash and potentially offers better performance, with benefits such as faster read and write times and greater endurance. In addition, ST presented seven other papers on a broad range of next-generation semiconductor technologies.

All statements included in this release and in the related conference call, other than statements which constitute historical facts are forward-looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which include statements referring to anticipated customer demand for our products in the various applications and markets we address, the completion of our restructuring plan with anticipated costs and savings, the expansion and upgrading of our manufacturing capacity, the enhancement of our product portfolio as well as to an improved cost structure base are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

·	The demand for semiconductor products in the key application markets and from key customers served by our products;
·	Further strong decline in the exchange rates between the US Dollar and the Euro compared to an average Euro to US Dollar exchange rate of $1.23 to €1, and the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
·	The ramp up of volume production in new manufacturing technologies at our leading edge fabs and at our outside suppliers in time to meet the demand of our customers;
·	The future development of the world semiconductor market, and the trends in prices for our products;
·	Changes in the economic, social, or political environment in the countries in which we and our key customers operate;
·	The anticipated benefits of Research & Development alliances and cooperative activities.

A more detailed discussion of these factors and the other “Risk Factors,” which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2003, which was filed with the SEC on May 4, 2004.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on July 22, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the second quarter of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until July 30, 2004.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini	Benoit de Leusse	Fabrizio Rossini
Director, Corporate Media Relations	Director, Investor Relations	Investor Relations, Senior Manager
STMicroelectronics	STMicroelectronics	STMicroelectronics
Tel: +41.22.929.6945	Tel: +41.22.929.5812	Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey	Nancy Levain
Financial Dynamics	LT Value
Paris Tel: +33.1.47.03.68.10	Tel: +33.01.55.27.15.88

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended		Six Months Ended

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	June 26,	June 28,	June 26,	June 28,
	2004	2003	2004	2003

Net sales	2,171	1,702	4,199	3,319

Other revenues	1	0	2	2

NET REVENUES	2,172	1,702	4,201	3,321

Cost of sales	(1,360)	(1,095)	(2,671)	(2,147)

GROSS PROFIT	812	607	1,530	1,174

Selling, general and administrative	(239)	(191)	(469)	(366)

Research and development	(384)	(298)	(747)	(581)

Other income and expenses, net	2	3	(10)	18

Impairment, restructuring charges and other related closure costs	(12)	0	(45)	0

Total Operating Expenses	(633)	(486)	(1,271)	(929)

OPERATING INCOME	179	121	259	245

Interest expense, net	(3)	(16)	(7)	(33)

Equity in loss of joint venture	0	(1)	0	(1)

Loss on extinguishment of convertible debt	(4)	(6)	(4)	(15)

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	172	98	248	196

Income tax expense	(23)	(18)	(22)	(35)

INCOME BEFORE MINORITY INTERESTS	149	80	226	161

Minority interests	(1)	0	(1)	(2)

NET INCOME	148	80	225	159

EARNINGS PER SHARE (BASIC)	0.17	0.09	0.25	0.18

EARNINGS PER SHARE (DILUTED)	0.16	0.09	0.24	0.18

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING	937.0	892.6	937.8	891.9

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 26,	March 27,	December 31,
In million of U.S. dollars	2004	2004	2003

	(Unaudited)	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash and cash equivalents	1,656	2,103	2,998
Marketable securities	1,030	1,030	0
Trade accounts receivable	1,464	1,398	1,272
Inventories	1,097	1,071	1,129
Deferred tax assets	130	104	106
Other receivables and assets	629	605	616

Total current assets	6,006	6,311	6,121

Goodwill	259	260	267
Other intangible assets, net	302	312	325
Property, plant and equipment, net	6,791	6,447	6,620
Long-term deferred tax assets	43	43	45
Investments and other non-current assets	108	104	99

	7,503	7,166	7,356
Total assets	13,509	13,477	13,477

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	8	4	45
Current portion of long-term debt	1,012	443	106
Trade accounts payable	1,490	1,230	1,044
Other payables and accrued liabilities	669	686	693
Deferred tax liabilities	16	8	10
Accrued income tax	176	160	179

Total current liabilities	3,371	2,531	2,077

Long-term debt	1,741	2,555	2,944
Reserves for pension and termination indemnities	245	236	236
Long-term deferred tax liabilities	49	35	37
Other non-current liabilities	19	38	38

	2,054	2,864	3,255
Total liabilities	5,425	5,395	5,332
Commitment and contingencies
Minority interests	47	45	45
Common stock (preferred stock: 540,000,000 shares authorized, not issued;
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 904,819,025 shares issued, 891,419,025 shares outstanding)	1,149	1,150	1,146

Capital surplus	1,918	1,915	1,905
Accumulated result	4,892	4,851	4,774
Accumulated other comprehensive (loss) income	426	469	623
Treasury stock	(348)	(348)	(348)

Shareholders' equity	8,037	8,037	8,100

Total liabilities and shareholders' equity	13,509	13,477	13,477

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended

	June 26,	June 28,
In million of U.S. dollars	2004	2003
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	225	159
Items to reconcile net income and cash from operating activities
Depreciation and amortization	858	771
Amortization of discount on convertible debt	21	40
Loss on extinguishment of convertible debt	4	15
Other non-cash items	(5)	(2)
Minority interest in net income of subsidiaries	1	2
Deferred income tax	(7)	(14)
Equity in loss of joint venture	0	1
Impairment, restructuring charges and other related closure costs, net of cash payments	20	0
Changes in assets and liabilities:
Trade receivables	(201)	(78)
Inventories	12	(115)
Trade payables	235	84
Other assets and liabilities, net	(102)	(87)

Net cash from operating activities	1,061	776

Cash flows from investing activities:
Payment for purchases of tangible assets	(908)	(554)
Payment for purchase of marketable securities	(1,030)	(1,100)
Investment in intangible and financial assets	(31)	(29)
Payment for acquisitions, net of cash received	(3)	(139)

Net cash used in investing activities	(1,972)	(1,822)

Cash flows from financing activities:
Repayment of long-term debt	(300)	(550)
Decrease in short-term facilities	(37)	(14)
Capital increase	16	3
Dividends paid	(107)	(71)

Net cash used in financing activities	(428)	(632)
Effect of changes in exchange rates	(3)	3

Net cash decrease	(1,342)	(1,675)

Cash and cash equivalents at beginning of the period	2,998	2,562
Cash and cash equivalents at end of the period	1,656	887

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 23, 2004	By:	/s/ Pasquale Pistorio

		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

Enclosure: A press release dated July 21, 2004, announcing 2004 second quarter results/first half revenues and earnings.